UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IN8bio, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45674E 109

(CUSIP Number)

Bios Equity Partners, LP

1751 River Run, Suite 400
Fort Worth, Texas 76107

Tel: (817) 984-9197

With a Copy to:

Andrew J. Rosell

Winstead PC

300 Throckmorton Street

Suite 1700

Fort Worth, Texas 76102

Tel: (817) 420-8200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 574,432 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 574,432 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,432 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 574,432 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”) as of the date hereof.

(2) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS FUND II QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,876,624 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,876,624 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,876,624 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 1,876,624 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II QP, LP (“Bios Fund II QP”) as of the date hereof.

(2) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS FUND II NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 251,211 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 251,211 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,211 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 251,211 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II NT, LP (“Bios Fund II NT”) as of the date hereof.

(2) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

CUSIP No. 45674E 109
1	NAME OF REPORTING PERSONS BIOS INCYSUS CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 997,433 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 997,433 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,433 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 997,433 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Incysus Co-Invest I, LP (“Bios Incysus”) as of the date hereof.

(2) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS FUND III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 340,712 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 340,712 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,712 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (2)
14	TYPE OF REPORTING PERSON PN

 (1) Consists of 340,712 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund III, LP (“Bios Fund III”) as of the date hereof.

(2) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS FUND III QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,225,316 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,225,316 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,225,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 2,225,316 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund III QP, LP (“Bios Fund III QP”) as of the date hereof.

(2) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS FUND III NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 359,374 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 359,374 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,374 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 359,374 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund III NT, LP (“Bios Fund III NT”) as of the date hereof.

(2) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BP DIRECTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,775 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,775 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,775 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of options to purchase 12,775 shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), granted in consideration for Travis Whitfill’s services as a director of the Issuer, all of which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Whitfill Options”). Pursuant to an agreement with BP Directors, LP (“Bios Directors”), Mr. Whitfill has agreed that he will hold any equity based awards granted to Mr. Whitfill in connection with his services as a director of the Issuer (including the Whitfill Options) merely as a nominee for Bios Directors. The number reported above represents the number of Shares that are issuable upon the exercise of the Whitfill Options within 60 days of the date hereof. Mr. Whitfill is a partner at Bios Equity Partners, LP, the general partner of Bios Directors and an affiliate of Bios Equity Partners II, LP (“Bios Equity II”) and Bios Equity Partners III, LP (“Bios Equity III”), but does not have voting or investment power over the Shares directly or indirectly held by Bios Equity I, Bios Equity II or Bios Equity III.

(2) Based on 18,767,308 Shares, which consists of (i) 18,754,533 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares and (ii) 12,775 Shares issuable upon the exercise of the Whitfill Options.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,775 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,775 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,775 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of options to purchase 12,775 shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), granted in consideration for Travis Whitfill’s services as a director of the Issuer, all of which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Whitfill Options”). Pursuant to an agreement with BP Directors, LP (“Bios Directors”), Mr. Whitfill has agreed that he will hold any equity based awards granted to Mr. Whitfill in connection with his services as a director of the Issuer (including the Whitfill Options) merely as a nominee for Bios Directors. The number reported above represents the number of Shares that are issuable upon the exercise of the Whitfill Options within 60 days of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Directors. In its capacity as the general partner of Bios Directors, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares and options to purchase Shares, in each case, directly or indirectly held by Bios Directors.

(2) Based on 18,767,308 Shares, which consists of (i) 18,754,533 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares and (ii) 12,775 Shares issuable upon the exercise of the Whitfill Options.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,699,700 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,699,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,699,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 574,432 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”); (ii) 1,876,624 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (iii) 251,211 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); and (iv) 997,433 outstanding Shares directly held by Bios Incysus Co-Invest I, LP (“Bios Incysus”), in each case, as of the date hereof. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Incysus. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly held by these entities.

(2) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,925,402 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,925,402 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,402 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 340,712 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund III, LP (“Bios Fund III”); (ii) 2,225,316 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”); and (iii) 359,374 outstanding Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof. Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to Shares directly held by these entities.

(2) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS CAVU MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,637,877 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,637,877 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,877 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 574,432 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”); (ii) 1,876,624 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (iii) 251,211 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (iv) 997,433 outstanding Shares directly held by Bios Incysus Co-Invest I, LP (“Bios Incysus”); (v) 340,712 outstanding Shares directly held by Bios Fund III, LP (“Bios Fund III”); (vi) 2,225,316 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”); (vii) 359,374 outstanding Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”); and (viii) 12,775 Shares issuable upon the exercise of an option to purchase Shares granted to Travis Whitfill (the “Whitfill Options”) and indirectly held by BP Directors, LP (“Bios Directors”), in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Incysus (collectively, “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity II and Bios Equity III, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities.

(2) Based on 18,767,308 Shares, which consists of (i) 18,754,533 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares and (ii) 12,775 Shares issuable upon the exercise of the Whitfill Options.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,637,877 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,637,877 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,877 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 574,432 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”); (ii) 1,876,624 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (iii) 251,211 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (iv) 997,433 outstanding Shares directly held by Bios Incysus Co-Invest I, LP (“Bios Incysus”); (v) 340,712 outstanding Shares directly held by Bios Fund III, LP (“Bios Fund III”); (vi) 2,225,316 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”); (vii) 359,374 outstanding Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”); and (viii) 12,775 Shares issuable upon the exercise of an option to purchase Shares granted to Travis Whitfill (the “Whitfill Options”) and indirectly held by BP Directors, LP (“Bios Directors”), in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Incysus (collectively, “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, Bios Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities.

(2) Based on 18,767,308 Shares, which consists of (i) 18,754,533 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares and (ii) 12,775 Shares issuable upon the exercise of the Whitfill Options.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS CAVU ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,637,877 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,637,877 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,877 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 574,432 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”); (ii) 1,876,624 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (iii) 251,211 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (iv) 997,433 outstanding Shares directly held by Bios Incysus Co-Invest I, LP (“Bios Incysus”); (v) 340,712 outstanding Shares directly held by Bios Fund III, LP (“Bios Fund III”); (vi) 2,225,316 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”); (vii) 359,374 outstanding Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”); and (viii) 12,775 Shares issuable upon the exercise of an option to purchase Shares granted to Travis Whitfill (the “Whitfill Options”) and indirectly held by BP Directors, LP (“Bios Directors”), in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Incysus (collectively, “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, LLC (“Cavu Advisors”) is the general partner of Cavu Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to Shares directly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities.

(2) Based on 18,767,308 Shares, which consists of (i) 18,754,533 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares and (ii) 12,775 Shares issuable upon the exercise of the Whitfill Options.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS BIOS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,637,877 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,637,877 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,877 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 574,432 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”); (ii) 1,876,624 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (iii) 251,211 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (iv) 997,433 outstanding Shares directly held by Bios Incysus Co-Invest I, LP (“Bios Incysus”); (v) 340,712 outstanding Shares directly held by Bios Fund III, LP (“Bios Fund III”); (vi) 2,225,316 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”); (vii) 359,374 outstanding Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”); and (viii) 12,775 Shares issuable upon the exercise of an option to purchase Shares granted to Travis Whitfill (the “Whitfill Options”) and indirectly held by BP Directors, LP (“Bios Directors”), in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Incysus (collectively, “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Bios Advisors GP, LLC (“Bios Advisors”) is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities.

(2) Based on 18,767,308 Shares, which consists of (i) 18,754,533 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares and (ii) 12,775 Shares issuable upon the exercise of the Whitfill Options.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS
LESLIE WAYNE KREIS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,637,877 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,637,877 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,877 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 574,432 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”); (ii) 1,876,624 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (iii) 251,211 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (iv) 997,433 outstanding Shares directly held by Bios Incysus Co-Invest I, LP (“Bios Incysus”); (v) 340,712 outstanding Shares directly held by Bios Fund III, LP (“Bios Fund III”); (vi) 2,225,316 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”); (vii) 359,374 outstanding Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”); and (viii) 12,775 Shares issuable upon the exercise of an option to purchase Shares granted to Travis Whitfill (the “Whitfill Options”) and indirectly held by BP Directors, LP (“Bios Directors”), in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Incysus (collectively, “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, LLC (“Cavu Advisors”), an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities.

(2) Based on 18,767,308 Shares, which consists of (i) 18,754,533 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares and (ii) 12,775 Shares issuable upon the exercise of the Whitfill Options.

CUSIP No. 45674E 109

1	NAME OF REPORTING PERSONS AARON GLENN LOUIS FLETCHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,637,877 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,637,877 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,877 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 574,432 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”); (ii) 1,876,624 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (iii) 251,211 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (iv) 997,433 outstanding Shares directly held by Bios Incysus Co-Invest I, LP (“Bios Incysus”); (v) 340,712 outstanding Shares directly held by Bios Fund III, LP (“Bios Fund III”); (vi) 2,225,316 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”); (vii) 359,374 outstanding Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”); and (viii) 12,775 Shares issuable upon the exercise of an option to purchase Shares granted to Travis Whitfill (the “Whitfill Options”) and indirectly held by BP Directors, LP (“Bios Directors”), in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Incysus (collectively, “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Bios Advisors GP, LLC (“Bios Advisors”), an entity controlled by Mr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Mr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities.

(2) Based on 18,767,308 Shares, which consists of (i) 18,754,533 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares and (ii) 12,775 Shares issuable upon the exercise of the Whitfill Options.

Item 1.	SECURITY AND ISSUER

The name of the issuer is IN8bio, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 79 Madison Avenue, New York, New York 10016. This Schedule 13D relates to outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), and Shares issuable upon the exercise of warrants and options, in each case, held by the Reporting Persons (as defined below).

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed jointly by:

(i)	Bios Fund II, LP, a Delaware limited partnership (“Bios Fund II”);

(ii)	Bios Fund II QP, LP, a Delaware limited partnership (“Bios Fund II QP”);

(iii)	Bios Fund II NT, LP, a Delaware limited partnership (“Bios Fund II NT”);

(iv)	Bios Incysus Co-Invest I, LP, a Delaware limited partnership (“Bios Incysus”):

(v)	Bios Fund III, LP, a Delaware limited partnership (“Bios Fund III”);

(vi)	Bios Fund III QP, LP, a Delaware limited partnership (“Bios Fund III QP”);

(vii)	Bios Fund III NT, LP, a Delaware limited partnership (“Bios Fund III NT”);

(viii)	BP Directors, LP, a Delaware limited partnership (“Bios Directors”);

(ix)	Bios Equity Partners, LP, a Texas Limited Partnership (“Bios Equity I”);

(x)	Bios Equity Partners II, LP, a Texas limited partnership (“Bios Equity II”);

(xi)	Bios Equity Partners III, LP, a Texas limited partnership (“Bios Equity III”);

(xii)	Cavu Management, LP, a Texas limited partnership (“Cavu Management”);

(xiii)	Bios Capital Management, LP, a Texas limited partnership (“Bios Management”);

(xiv)	Cavu Advisors, LLC, a Texas limited liability company (“Cavu Advisors”);

(xv)	Bios Advisors GP, LLC, a Texas limited liability company (“Bios Advisors”);

(xvi)	Leslie Wayne Kreis, Jr., a United States citizen (“Mr. Kreis”); and

(xvii)	Aaron Glenn Louis Fletcher, a United States citizen (“Mr. Fletcher”).

The foregoing are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below.

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Bios Equity I is the general partner of Bios Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Incysus (collectively, “Bios Equity II Entities”). Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Cavu Management and Bios Management are the general partners of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. Bios Advisors, an entity controlled by Mr. Fletcher, is the general partner of Bios Management. Due to the foregoing relationships, Bios Equity I, Bios Equity II, Bios Equity III, Cavu Management, Bios Management, Cavu Advisors, Bios Advisors, Mr. Kreis and Mr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities (together, the “Bios Equity Entities”). The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)

The principal business address of each Reporting Person is 1751 River Run, Suite 400, Fort Worth, Texas 76107.

(c)

(i)	The principal business of Bios Fund II is to invest in securities;

(ii)	The principal business of Bios Fund II QP is to invest in securities;

(iii)	The principal business of Bios Fund II NT is to invest in securities;

(iv)	The principal business of Bios Incysus is to invest in securities;

(v)	The principal business of Bios Fund III is to invest in securities;

(vi)	The principal business of Bios Fund III QP is to invest in securities;

(vii)	The principal business of Bios Fund III NT is to invest in securities;

(viii)	The principal business of Bios Directors is to invest in securities;

(ix)	The principal business of Bios Equity I is to serve as the sole general partner of Bios Director and other related entities;

(x)	The principal business of Bios Equity II is to serve as the sole general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Incysus and other related entities;

(xi)	The principal business of Bios Equity III is to serve as the sole general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities;

(xii)	The principal business of Cavu Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and other related entities;

(xiii)	The principal business of Bios Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and other related entities;

(xiv)	The principal business of Cavu Advisors is to serve as the sole general partner of Cavu Management and other related entities;

(xv)	The principal business of Bios Advisors is to serve as the sole general partner of Bios Management and other related entities;

(xvi)	The principal occupation of Mr. Kreis is to serve as the sole manager of Cavu Advisors and as a co-manager of each of Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Incysus, Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities; and

(xvii)	The principal occupation of Mr. Fletcher is to serve as the sole manager of Bios Advisors and as a co-manager of each of Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Incysus, Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities.

(d)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The information set forth in Item 2(a) of this Schedule 13D is incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired certain ownership interests in the Issuer prior to the Issuer’s initial public offering (“IPO”) in the following transactions:

(i)	On May 7, 2018, Bios Fund II acquired 358,127 shares of Series A preferred stock of the Issuer, par value $0.0001 per share (“Preferred Stock”) upon the conversion of a convertible promissory note with an original principal amount of $467,652.00. The aggregate conversion price was $468,385.38. Bios Fund II financed the promissory note with funds from its working capital.

(ii)	On May 7, 2018, Bios Fund II QP acquired 903,217 shares of Preferred Stock upon the conversion of a convertible promissory note with an original principal amount of $1,179,442.00. The aggregate conversion price was $1,181,291.62. Bios Fund II QP financed the promissory note with funds from its working capital.

(iii)	On May 7, 2018, Bios Fund II NT acquired 78,805 shares of Preferred Stock upon the conversion of a convertible promissory note with an original principal amount of $102,906.00. The aggregate conversion price was $103,067.38. Bios Fund II NT financed the promissory note with funds from its working capital.

(iv)	On May 7, 2018, Bios Fund II acquired 423,158 shares of Preferred Stock and a warrant to purchase up to 94,968 shares of Preferred Stock at an exercise price of $0.0001 per share for an aggregate purchase price of $553,435.66. Bios Fund II financed the purchase price with funds from its working capital.

(v)	On May 7, 2018, Bios Fund II QP acquired 1,199,072 shares of Preferred Stock and a warrant to purchase up to 310,219 shares of Preferred Stock at an exercise price of $0.0001 per share for an aggregate purchase price of $1,568,230.30. Bios Fund II QP financed the purchase price with funds from its working capital.

(vi)	On May 7, 2018, Bios Fund II NT acquired 98,123 shares of Preferred Stock and a warrant to purchase up to 41,528 shares of Preferred Stock at an exercise price of $0.0001 per share for an aggregate purchase price of $128,332.13. Bios Fund II NT financed the purchase price with funds from its working capital.

(vii)	On June 1, 2018, Bios Incysus acquired 202,620 shares of Preferred Stock for an aggregate purchase price of $265,001.21. Bios Incysus financed the purchase price with funds from its working capital.

(viii)	On June 28, 2018, Bios Incysus acquired 2,110,302 shares of Preferred Stock for an aggregate purchase price of $2,760,000.68. Bios Incysus financed the purchase price with funds from its working capital.

(ix)	On July 8, 2018, Bios Incysus acquired 57,345 shares of Preferred Stock for an aggregate purchase price of $75,000.12. Bios Incysus financed the purchase price with funds from its working capital.

(x)	On September 4, 2018, Bios Incysus acquired 114,690 shares of Preferred Stock for an aggregate purchase price of $150,000.24. Bios Incysus financed the purchase price with funds from its working capital.

(xi)	On November 15, 2018, Bios Fund II acquired 121,912 shares of Preferred Stock for an aggregate purchase price of $159,445.05. Bios Fund II financed the purchase price with funds from its working capital.

(xii)	On November 15, 2018, Bios Fund II QP acquired 398,231 shares of Preferred Stock for an aggregate purchase price of $520,834.38. Bios Fund II QP financed the purchase price with funds from its working capital.

(xiii)	On November 15, 2018, Bios Fund II NT acquired 53,310 shares of Preferred Stock for an aggregate purchase price of $69,722.55. Bios Fund II NT financed the purchase price with funds from its working capital.

(xiv)	On December 19, 2018, Bios Fund II transferred 107,585 shares of Preferred Stock to Bios Fund II NT for an aggregate purchase price of $140,707.19. Bios Fund II NT financed the purchase price with funds from its working capital.

(xv)	On December 19, 2018, Bios Fund II transferred 23,060 shares of Preferred Stock to Bios Fund II QP for an aggregate purchase price of $30,159.48. Bios Fund II QP financed the purchase price with funds from its working capital.

(xvi)	On January 28, 2020, Bios Fund II acquired 406,372 shares of Preferred Stock for an aggregate purchase price of $531,481.75. Bios Fund II financed the purchase price with funds from its working capital.

(xvii)	On January 28, 2020, Bios Fund II QP acquired 1,327,435 shares of Preferred Stock for an aggregate purchase price of $1,736,112.42. Bios Fund II QP financed the purchase price with funds from its working capital.

(xviii)	On January 28, 2020, Bios Fund II NT acquired 177,698 shares of Preferred Stock for an aggregate purchase price of $232,405.89. Bios Fund II NT financed the purchase price with funds from its working capital.

(xix)	On August 7, 2020, Bios Fund II NT acquired 68,819 shares of Preferred Stock for an aggregate purchase price of $90,008.00. Bios Fund II NT financed the purchase price with funds from its working capital.

(xx)	On August 7, 2020, Bios Fund II QP acquired 514,091 shares of Preferred Stock for an aggregate purchase price of $672,363.00. Bios Fund II QP financed the purchase price with funds from its working capital.

(xxi)	On August 7, 2020, Bios Fund II acquired 157,225 shares of Preferred Stock for an aggregate purchase price of $205,630.00. Bios Fund II financed the purchase price with funds from its working capital.

(xxii)	On August 7, 2020, Bios Fund III acquired 882,397 shares of Preferred Stock for an aggregate purchase price of $1,154,061.00. Bios Fund III financed the purchase price with funds from its working capital.

(xxiii)	On August 7, 2020, Bios Fund III QP acquired 4,138,248 shares of Preferred Stock for an aggregate purchase price of $5,412,290.00. Bios Fund III QP financed the purchase price with funds from its working capital.

(xxiv)	On August 21, 2020, Bios Fund III QP acquired 1,796,065 shares of Preferred Stock for an aggregate purchase price of $2,349,019.53. Bios Fund III QP financed the purchase price with funds from its working capital.

(xxv)	On August 21, 2020, Bios Fund III NT acquired 471,477 shares of Preferred Stock for an aggregate purchase price of $616,630.63. Bios Fund III NT financed the purchase price with funds from its working capital.

(xxvi)	October 26, 2020, Bios Fund II NT acquired 41,528 shares of Preferred Stock upon the exercise of a preferred stock warrant for an aggregate exercise price of $4.16. Bios Fund II NT financed the exercise price with funds from its working capital.

(xxvii)	October 26, 2020, Bios Fund II QP acquired 310,219 shares of Preferred Stock upon the exercise of a preferred stock warrant for an aggregate exercise price of $31.03. Bios Fund II QP financed the exercise price with funds from its working capital.

(xxviii)	October 26, 2020, Bios Fund II acquired 94,968 shares of Preferred Stock upon the exercise of a preferred stock warrant for an aggregate exercise price of $9.50. Bios Fund II financed the exercise price with funds from its working capital.

(xxix)	On November 11, 2020, Bios Fund III QP transferred 126,908 shares of Preferred Stock to Bios Fund III NT for an aggregate purchase price of $165,979.17. Bios Fund II NT financed the purchase price with funds from its working capital.

(xxx)	On November 11, 2020, Bios Fund III transferred 12,944 shares of Preferred Stock to Bios Fund III NT for an aggregate purchase price of $16,929.07. Bios Fund II NT financed the purchase price with funds from its working capital.

(xxxi)	On December 16, 2020, Bios Fund III QP transferred 14,854 shares of Preferred Stock (on a post-split basis) to Bios Fund III NT.

(xxxii)	On December 16, 2020, Bios Fund III QP transferred 693 shares of Preferred Stock (on a post-split basis) to Bios Fund III.

(xxxiii)	Pursuant to the Issuer’s 2018 Equity Incentive Plan, as amended, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference, Bios Directors currently indirectly holds options to purchase 12,775 shares of common stock of the Issuer (on a post-split basis) (the “Whitfill Options”), par value $0.0001 per share. The Whitfill Options were granted to Travis Whitfill in consideration for his services as a director of the Issuer. Pursuant to an agreement with Bios Directors, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference, Mr. Whitfill has agreed that he will hold any equity based awards granted to Mr. Whitfill in connection with his services as a director of the Issuer (including the Whitfill Options) merely as a nominee for Bios Directors.

Each share of Preferred Stock, including those described above as being held by the Bios Equity Entities, automatically converted into 1.09970 Shares upon the completion of the Issuer’s IPO.

On November 5, 2020, the Issuer effected a 0.365-for-1 reverse stock split of its common stock and preferred stock (“Stock Split”), and the conversion price for the Preferred Stock was adjusted, including the Series A preferred stock and common stock of the Issuer directly held by the Reporting Persons as listed in the foregoing paragraphs. Except as otherwise noted above, the figures provided in Item 3 above do not give effect to the Stock Split. Accordingly, all shares, stock options and warrants addressed in Item 3 should be adjusted to reflect the reverse stock split for all periods presented.

Item 4.	PURPOSE OF TRANSACTION

The securities covered by this Schedule 13D were acquired for investment purposes.

Mr. Whitfill has served on the board of directors of the Issuer since May 2018. Pursuant to an agreement with Bios Directors, Mr. Whitfill has agreed that he will hold any equity based awards granted to Mr. Whitfill in connection with his services as a director of the Issuer (including the Whitfill Options) merely as a nominee for Bios Directors. Mr. Whitfill is a partner at Bios Equity Partners I and an affiliate of Bios Equity II and Bios Equity III, but does not have voting or investment power over the Shares directly or indirectly held by Bios Equity I, Bios Equity II or Bios Equity III. As a director of the Issuer, Mr. Whitfill may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of the investment described in this Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other holders of securities of the Issuer or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Shares or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

The aggregate number and percentage of Shares beneficially owned by the Reporting Persons are as follows:

Bios Fund II, LP

Amount beneficially owned:	574,432
Percent of class:	3.1% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	574,432
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	574,432

Bios Fund II QP, LP

Amount beneficially owned:	1,876,624
Percent of class:	10.0% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,876,624
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,876,624

Bios Fund II NT, LP

Amount beneficially owned:	251,211
Percent of class:	1.3% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	251,211
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	251,211

Bios Incysus Co-Invest I, LP

Amount beneficially owned:	997,433
Percent of class:	5.3% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	997,433
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	997,433

Bios Fund III, LP

Amount beneficially owned:	340,712
Percent of class:	1.8% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	340,712
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	340,712

Bios Fund III QP, LP

Amount beneficially owned:	2,225,316
Percent of class:	11.9% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	2,225,316
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	2,225,316

Bios Fund III NT, LP

Amount beneficially owned:	359,374
Percent of class:	1.9% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	359,374
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	359,374

BP Directors, LP

Amount beneficially owned:	12,775 (3)
Percent of class:	0.07% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	12,775 (3)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	12,775 (3)

Bios Equity Partners, LP

Amount beneficially owned:	12,775 (4)
Percent of class:	0.07% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	12,775 (4)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	12,775 (4)

Bios Equity Partners II, LP

Amount beneficially owned:	3,699,700 (5)
Percent of class:	19.7% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,699,700 (5)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,699,700 (5)

Bios Equity Partners III, LP

Amount beneficially owned:	2,925,402 (6)
Percent of class:	15.6% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	2,925,402 (6)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	2,925,402 (6)

Cavu Management, LP

Amount beneficially owned:	6,637,877 (7)
Percent of class:	35.4% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	6,637,877 (7)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	6,637,877 (7)

Bios Capital Management, LP

Amount beneficially owned:	6,637,877 (8)
Percent of class:	35.4% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	6,637,877 (8)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	6,637,877 (8)

Cavu Advisors, LLC

Amount beneficially owned:	6,637,877 (9)
Percent of class:	35.4% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	6,637,877 (9)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	6,637,877 (9)

Bios Advisors GP, LLC

Amount beneficially owned:	6,637,877 (10)
Percent of class:	35.4% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	6,637,877 (10)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	6,637,877 (10)

Leslie Wayne Kreis, Jr.

Amount beneficially owned:	6,637,877 (11)
Percent of class:	35.4% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	6,637,877 (11)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	6,637,877 (11)

Aaron Glenn Louis Fletcher

Amount beneficially owned:	6,637,877 (12)
Percent of class:	35.4% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	6,637,877 (12)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	6,637,877 (12)

(1) Based on 18,754,553 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares.

(2) Based on 18,767,308 Shares, which consists of (i) 18,754,533 Shares outstanding as of August 3, 2021, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 30, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and assuming no exercise by the underwriters of their option to purchase up to 600,000 additional Shares and (ii) 12,775 Shares issuable upon the exercise of the Whitfill Options.

(3) Consists of options to purchase 12,775 Shares, granted in consideration for Mr. Whitfill’s services as a director of the Issuer, all of which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Whitfill Options”). Pursuant to an agreement with Bios Directors, Mr. Whitfill has agreed that he will hold any equity based awards granted to Mr. Whitfill in connection with his services as a director of the Issuer (including the Whitfill Options) merely as a nominee for Bios Directors.

(4) Bios Equity I, as the general partner of the Bios Directors, may be deemed to have shared voting and/or dispositive power with respect to Shares directly held by Bios Directors.

(5) Bios Equity II, as the general partner of the Bios Equity II Entities, may be deemed to have shared voting and/or dispositive power with respect to Shares directly held by the Bios Equity II Entities.

(6) Bios Equity III, as the general partner of the Bios Equity III Entities, may be deemed to have shared voting and/or dispositive power with respect to Shares directly held by the Bios Equity III Entities.

(7) Bios Equity I is the general partner of Bios Directors, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Cavu Management, as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and Bios Equity III Entities.

(8) Bios Equity I is the general partner of Bios Directors, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Bios Management, as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and Bios Equity III Entities.

(9) Bios Equity I is the general partner of Bios Directors, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as the general partner of Cavu Management, Cavu Advisors may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and Bios Equity III Entities.

(10) Bios Equity I is the general partner of Bios Directors, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Bios Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as the general partner of Bios Management, Bios Advisors may be deemed to have shared voting and/or dispositive power with respect to Shares directly held by Bios Directors, the Bios Equity II Entities and Bios Equity III Entities.

(11) Bios Equity I is the general partner of Bios Directors, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Cavu Management is a general partner of Bios I Equity Bios Equity II and Bios Equity III, and Cavu Advisors is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and Bios Equity III Entities.

(12) Bios Equity I is the general partner of Bios Directors, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Bios Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III, and Bios Advisors is the general partner of Bios Management. As the manager of Bios Advisors, Mr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and Bios Equity III Entities.

(c)

Except as otherwise disclosed in Item 3 above, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof.

(d)

Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Bios Equity Entities have each entered into lock-up agreements (the “Lock-Up Agreements”) with the underwriters of the Issuer’s IPO, agreeing, subject to certain customary exceptions, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any Shares or any options to purchase Shares, or any securities convertible into or exchangeable for Shares during the period from the date of the lock-up agreement continuing through the date that is 180 days after the date of the Company’s prospectus, except with the prior written consent of B. Riley Securities, Inc. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the contents of the form Lock-Up Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Pursuant to an investor rights agreement with the Issuer (as amended, the “Investor Rights Agreement”), the Bios Equity Entities are entitled to certain registration rights, information rights and rights of first offer in favor of certain holders of the Issuer’s preferred stock with regard to certain issuances of the Issuer’s capital stock. The information rights and rights of first offer terminated immediately prior to the consummation of the Issuer’s IPO. The registration rights will terminate upon the earliest of (i) the closing of a deemed liquidation event, (ii) with respect to each covered stockholder, the date when such stockholder can sell all of its registrable shares without limitation during a three-month period without registration pursuant to Rule 144 of the Securities Act or another similar exemption under the Securities Act and (iii) three years after the completion the Issuer’s IPO. The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Investor Rights Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

As a director of the Issuer, Mr. Whitfill participates in the equity incentive plans the Issuer may have from time to time, including the Issuer’s 2018 Equity Incentive Plan, the Issuer’s 2020 Equity Incentive Plan, a copy of which is attached hereto as Exhibit F and is incorporated herein by reference, and the Issuer’s 2020 Non-Employee Director Compensation Policy, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference. Mr. Whitfill is a partner at Bios Equity Partners I and an affiliate of Bios Equity II and Bios Equity III, but does not have voting or investment power over the Shares directly or indirectly held by Bios Equity I, Bios Equity II or Bios Equity III. The Whitfill Options were issued to Mr. Whitfill in the form of the Issuer’s Stock Option Grant Notice and Option Agreement under 2018 Equity Incentive Plan, a copy of which is attached hereto as Exhibit H and is incorporated herein by reference. Mr. Whitfill has also received 10,500 options (the “IPO Options”) to purchase shares of the Issuer’s common stock pursuant to the Issuer’s 2020 Equity Incentive Plan. The IPO Options will vest upon the earlier of 12 months or the Issuer’s next annual meeting of the stockholders. Pursuant to an agreement with Bios Directors, Mr. Whitfill has agreed that he will hold any equity based awards granted to Mr. Whitfill in connection with his services as a director of the Issuer (including the Whitfill Options and the IPO Options) merely as a nominee for Bios Directors. The description of the Whitfill Options in Item 3 of this Schedule 13D does not purport to be complete and is qualified in its entirety by the contents of the Issuer’s 2018 Stock Option Award Agreement.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons’ knowledge, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement
Exhibit B:	Issuer’s Form Lock-Up Agreement
Exhibit C:	Investors’ Rights Agreement (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 16, 2020)
Exhibit D:	Issuer’s 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 16, 2020)
Exhibit E	Nominee Agreement by and between Mr. Whitfill and Bios Directors
Exhibit F	Issuer’s 2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on July 20, 2021)
Exhibit G	Issuer’s 2020 Non-Employee Compensation Policy (incorporated herein by reference to Exhibit 10.19 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on July 20, 2021)
Exhibit H	Issuer’s Form of Stock Option Grant Notice and Option Agreement under 2018 Equity Incentive Plan (Incentive Stock Option or Nonstatutory Stock Option) (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 16, 2020)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: August 13, 2021

BIOS FUND II, LP

By:	Bios Equity Partners II, LP,
its general partner

By:	Cavu Management, LP,
its general partner

By:	Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

By:	Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND II QP, LP

By: Bios Equity Partners II, LP,
its general partner

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II NT, LP

By: Bios Equity Partners II, LP,
its general partner

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS INCYSUS CO-INVEST I, LP

By: Bios Equity Partners II, LP,
its general partner

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III, LP

By: Bios Equity Partners III, LP,
its general partner

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC, its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III QP, LP

By: Bios Equity Partners III, LP,
its general partner

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III NT, LP

By: Bios Equity Partners III, LP,
its general partner

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BP DIRECTORS, LP

By: Bios Equity Partners, LP,
its general partner

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS, LP

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS II, LP

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS III, LP

By: Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By: Bios Capital Management, LP,
its general partner

By: Bios Advisors GP, LLC,
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

CAVU MANAGEMENT, LP

By: Cavu Advisors, LLC,
its general partner

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS CAPITAL MANAGEMENT, LP

By: Bios Advisors GP, LLC
its general partner

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

CAVU ADVISORS, LLC

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS ADVISORS GP, LLC

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

/s/ Leslie Wayne Kreis, Jr.
LESLIE WAYNE KREIS, JR., in his individual capacity

/s/ Aaron Glenn Louis Fletcher
AARON GLENN LOUIS FLETCHER, in his individual capacity